ERNST & YOUNG

Comments by Auditors for US Readers on Canada - US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 1, 2009, except as to Notes 1, 16 and 17 which are as of July 29, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Ernst & Young LLP

Vancouver, Canada,
July 29, 2009

Chartered Accountants